                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.


                                 FORM U-3A-2
                                                             File No. _________

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
       THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    To Be Filed Annually Prior to March 1

                           HH-SU INVESTMENTS, L.L.C.
                           -------------------------
                              (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

-----------------------------------------------------------------------------------------------------------------------
Name and Location                               State of Organization           Nature of Business
-----------------------------------------------------------------------------------------------------------------------
HH-SU Investments, L.L.C.                       Texas                           HH-SU Investments, L.L.C. is a Texas
Fountain Place, 1445 Ross at Field                                              limited liability company engaged in
Dallas, Texas 75202-2785                                                        investment activities. It is the
                                                                                general partner of, and owns 1% of
                                                                                the equity in, SU Investment Partners,
                                                                                L.P.
-----------------------------------------------------------------------------------------------------------------------
SU Investment Partners, L.P.                    Texas                           SU Investment Partners, L.P. is a
Fountain Place, 1445 Ross at Field                                              Texas limited partnership. It is in
Dallas, Texas 75202-2785                                                        the business of owning Shary
                                                                                Holdings, L.L.C. and of holding a
                                                                                99% limited partnership interest in
                                                                                Sharyland Utilities, L.P., a Texas
                                                                                certificated retail electric utility.
-----------------------------------------------------------------------------------------------------------------------
Shary Holdings, L.L.C.                          Texas                           Shary Holdings, L.L.C. is a Texas
Fountain Place, 1445 Ross at Field                                              limited liability corporation. Shary
Dallas, Texas 75202-2785                                                        Holdings, L.L.C. is the general partner
                                                                                of, and owns 1% of the equity in,
-----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                Sharyland Utilities, L.P., a Texas
                                                                                certificated retail electric utility.
----------------------------------------------------------------------------------------------------------------------
Sharyland Utilities, L.P.                       Texas                           Sharyland Utilities, L.P. is a Texas
Fountain Place, 1445 Ross at Field                                              limited partnership. Sharyland
Dallas, Texas 75202-2785                                                        Utilities, L.P. is a certificated
                                                                                Texas retail electric utility. The
                                                                                company completed testing and
                                                                                commenced operations on March 1,
                                                                                2000. It provides retail electric
                                                                                distribution and transmission
                                                                                service in a roughly 6,000 acre
                                                                                service territory in the Lower Rio
                                                                                Grande Valley in Texas.
----------------------------------------------------------------------------------------------------------------------

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principle generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

HH-SU Investments, L.L.C.: Claimant owns no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

Sharyland Utilities, L.P.: Sharyland Utilities, L.P. owns properties used for the distribution of electricity, including .1 mile of transmission and 22.9 miles of distribution lines (all within an approximately 6,000 acre service territory in the Lower Rio Grande Valley in Texas), 1 sub-station, 1 mobile sub-station, easements and other equipment (including computers, office equipment, safety equipment, transportation equipment, etc.) and property necessary for its electric distribution system, parts of which are currently under construction. Sharyland Utilities, L.P.'s distribution system is interconnected with the Electric Reliability Council of Texas ("ERCOT") transmission grid. Sharyland Utilities, L.P. does not own any generation plants or gas manufacturing or distribution facilities. All of Sharyland Utilities, L.P.'s electric distribution properties are within the State of Texas. Sharyland Utilities, L.P. does not own any transmission or pipeline properties that deliver or receive electric energy or gas at the border of Texas.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  1. Claimant did not sell any electric energy or any natural or manufactured gas in 2000.

                  2. Sharyland Utilities, L.P. sold at retail 3,374,065 kwh metered and 50,520 kwh non-metered (to power streetlights, traffic lights, and other non-metered load) of electric energy in 2000. Sharyland
                           Utilities, L.P. sold no electric energy at wholesale nor any natural or manufactured gas in 2000.

         b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas at retail outside the State of organization in 2000.

         c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                           Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas at wholesale outside the State of organization in 2000.


         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           Neither claimant nor Sharyland Utilities, L.P. purchased any electric energy or any natural or manufactured gas outside the State of organization in 2000.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           HH-SU Investments, L.L.C. holds no interest, directly or indirectly, in an

                           EWG or foreign utility company.

         b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                           Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           HH-SU Investments, L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

         d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           HH-SU Investments, L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           Neither HH-SU Investments, L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

                                  EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Exhibit A.

                                  EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Neither HH-SU Investments, L.L.C. nor any associate company hold any interest, directly or indirectly, in an EWG or foreign utility company.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 21st day of February, 2001.

                                                HH-SU Investments, L.L.C.
                                                -------------------------
                                                (Name of claimant)

                                                 By  /s/  Hunter L. Hunt
                                                     -------------------
                                                         Hunter L. Hunt
                                                         President
CORPORATE SEAL
Attest:

         By  /s/  Hunter L. Hunt
             -------------------
               Hunter L. Hunt
               President

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Hunter L. Hunt
                                  President
                          HH-SU Investments, L.L.C.
                                Fountain Place
                              1445 Ross at Field
                           Dallas, Texas 75202-2785

                                                                      EXHIBIT A

HH-SU INVESTMENTS, L.L.C.
CONSOLIDATING BALANCE SHEET AND STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(IN U.S. DOLLARS) (UNAUDITED)
EXHIBIT A

                          Assets                          Sharyland        Shary Holdings   SU Investment           HH-SU
                          ------                       Utilities, L.P.      L.L.C., G.P.    Partners, L.P.   Investments, L.L.C.
                                                           12/31/00           12/31/00         12/31/00            12/31/00
                                                       ---------------      -----------     --------------   -------------------
Electric Plant
  Utility Plant                                      $              -     $               $                  $
  Plant in Service
        Transmission Equipment                                912,804
        Distribution Equipment                              5,032,916
                                                       ---------------
              Total Plant in Service                        5,945,720
  Construction Work in Progress
        Transmission Equipment                                      -
        Distribution Equipment                                      -
                                                       ---------------
              Total Construction Work in Progress                   -
  General Plant
        Office Furniture & Equipment                           35,946
        Transportation Equipment                               68,488
        Non-Utility Property                                    1,299
                                                       ---------------
              Total General Plant                             105,733
                                                       ---------------
                   Total Electric Plant                     6,051,453
                                                       ---------------
  Less : Accumulated Depreciation                              61,005
                                                       ---------------
        Net Electric Plant                                  5,990,448
                                                       ---------------

Current Assets:
  Cash                                                        355,048
  Cash Equivalents                                            560,000                               3,733                     -
  Plant Materials and Operating Supplies                      607,765
  Prepayments                                                  62,770
  Accounts Receivable w/Associated Companies                        -
  Customer Accounts Receivable                                100,742
                                                       ---------------      -----------     --------------     -----------------
        Total Current Assets                                1,686,325                -              3,733                     -
                                                       ---------------      -----------     --------------     -----------------

Other Assets:
  Investments                                                                   67,707          6,772,364                    30
Deferred Debits:
  Start-up Cost                                             4,271,708
  Other Regulatory Assets (Start-up)                          437,609
  Other Regulatory Assets (Deferral)                        3,484,231
                                                       ---------------
        Total Deferred Debits                               8,193,548
                                                       ---------------
  Less : Accumulated Amortization                             371,799
                                                       ---------------
        Net Deferred Debits                                 7,821,749
                                                       ---------------


Total Assets                                         $     15,498,522     $     67,707    $     6,776,097    $               30
                                                       ===============      ===========     ==============     =================

            Liabilities and Stockholder's Equity
            ------------------------------------
Partner's Capital:
  General Partner                                    $         67,708     $               $         3,030    $
  Limited Partners                                          6,703,107
  Paid in Capital                                                               69,372                                       30
  Retained Earnings (Loss)                                                      (1,665)          (610,153)
  Non-Allocable Earnings                                    1,306,580
                                                       ---------------      -----------     --------------     -----------------
        Total Partner's Capital                             8,077,395           67,707           (607,123)                   30
                                                       ---------------      -----------     --------------     -----------------

Notes Payable                                               5,763,615                           6,742,473
Deferred Tax Liability                                              -

Current Liabilities:
  Accrued Liabilities                                       1,060,975
  Accounts Payable Associated Companies                       147,184
  Interest Payable                                            449,353                             640,747
                                                       ---------------      -----------     --------------     -----------------
        Total Current Liabilities                           1,657,512                -            640,747                     -
                                                       ---------------      -----------     --------------     -----------------

Total Liabilities and Partner's Capital              $     15,498,522     $     67,707    $     6,776,097    $               30
                                                       ===============      ===========     ==============     =================

Revenues from Electric Sales                         $        307,251     $               $                  $

Operating Cost and Expenses:
  Cost of Power                                               470,933
  Transmission Expense                                         50,945
  Distribution Expense                                        134,542
  Customer Service                                             37,417
  Sales Expense                                                     -
  General and Administrative                                  897,371
  Insurance                                                    71,198
  Property Taxes                                              175,314
  Depreciation and Amortization                               423,188
                                                       ---------------

  Total Operating Cost and Expense                          2,260,908

                                                       ---------------
Earnings (Loss) from Operations                            (1,953,657)
                                                       ---------------

Other Income (Expense)
  Interest Income (Expense)                                  (223,994)          (1,947)          (638,097)
  Allowed Deferral                                          3,484,231
                                                       ---------------      -----------     --------------     -----------------

        Total Other Income                                  3,260,237           (1,947)          (638,097)                    -
                                                       ---------------      -----------     --------------     -----------------

Net Earnings (Loss)                                  $      1,306,580     $     (1,947)   $      (638,097)   $                -
                                                       ===============      ===========     ==============     =================